                             UNITED STATES            --------------------------
                  SECURITIES AND EXCHANGE COMMISSION        OMB APPROVAL
                        WASHINGTON, D.C. 20549
                                                      OMB Number:3235-0145
                                                      Expires: December 31, 2005
                                  SCHEDULE 13D        Estimated average burden
                                                      hours per response......11
                                                      --------------------------

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                               CRITICAL PATH, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, Par Value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   22674 V100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Matthew Hobart
                              c/o Vectis Group, LLC
                              117 Greenwich Street
                         San Francisco, California 94111
                                  415-541-2500
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                             Michael Movsovich, Esq.
                                Kirkland & Ellis
                                Citigroup Center
                              153 East 53rd Street
                               New York, NY 10022
                                  212 446-4800

                                 January 9, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 12 Pages

--------------------                                          ------------------
CUSIP No. 22674 V100                   13D                    Page 2 of 12 Pages
--------------------                                          ------------------

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                                               Vectis CP Holdings, LLC ("VCPH")
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
                                                                             AF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E)                                      [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                       Delaware
--------------------------------------------------------------------------------
  NUMBER OF       7        SOLE VOTING POWER

   SHARES                                     1,744,332 shares of Common Stock*
                  --------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER

  OWNED BY                                                See response to row 7
                  --------------------------------------------------------------
    EACH          9        SOLE DISPOSITIVE POWER

  REPORTING                                   1,744,332 shares of Common Stock*
                  --------------------------------------------------------------
   PERSON         10       SHARED DISPOSITIVE POWER

    WITH                                                  See response to row 9
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                              1,744,332 shares of Common Stock*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)                                           [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                        8.48%**
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)

                                                                             PN
--------------------------------------------------------------------------------

* See attached disclosure for description of beneficial ownership.

** Based on 20,570,284 outstanding shares of Common Stock of the Issuer, as disclosed in its Form 10-Q for the fiscal quarter ended September 30, 2003.

                               Page 2 of 12 Pages

--------------------                                          ------------------
CUSIP No. 22674 V100                   13D                    Page 3 of 12 Pages
--------------------                                          ------------------

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                                                           Vectis-K1 LLC ("K1")
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)-
                                                                             AF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(D) OR 2(E)                                               [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                       Delaware
--------------------------------------------------------------------------------
  NUMBER OF       7        SOLE VOTING POWER

   SHARES                                       320,387 shares of Common Stock*
                  --------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER

  OWNED BY                                                See response to row 7
                  --------------------------------------------------------------
    EACH          9        SOLE DISPOSITIVE POWER

  REPORTING                                     320,387 shares of Common Stock*
                  --------------------------------------------------------------
   PERSON         10       SHARED DISPOSITIVE POWER

    WITH                                                  See response to row 9
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                320,387 shares of Common Stock*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)                                           [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                         1.56%**
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)

                                                                             PN
--------------------------------------------------------------------------------

* See attached disclosure for description of beneficial ownership.

** Based on 20,570,284 outstanding shares of Common Stock of the Issuer, as disclosed in its Form 10-Q for the fiscal quarter ended September 30, 2003.

                               Page 3 of 12 Pages

--------------------                                          ------------------
CUSIP No. 22674 V100                   13D                    Page 4 of 12 Pages
--------------------                                          ------------------

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                                                        Vectis Group, LLC ("VG")
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
                                                                             WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(D) OR 2(E)                                               [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                       Delaware
--------------------------------------------------------------------------------
  NUMBER OF       7        SOLE VOTING POWER

   SHARES                                     2,180,969 shares of Common Stock*
                  --------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER

  OWNED BY                                                See response to row 7
                  --------------------------------------------------------------
    EACH          9        SOLE DISPOSITIVE POWER

  REPORTING                                   2,180,969 shares of Common Stock*
                  --------------------------------------------------------------
   PERSON         10       SHARED DISPOSITIVE POWER

    WITH                                                  See response to row 9
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                              2,180,969 shares of Common Stock*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)                                           [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                       10.60%**
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)

                                                                             PN
--------------------------------------------------------------------------------
* See attached disclosure for description of beneficial ownership.

** Based on 20,570,284 outstanding shares of Common Stock of the Issuer, as disclosed in its Form 10-Q for the fiscal quarter ended September 30, 2003.

                               Page 4 of 12 Pages

--------------------                                          ------------------
CUSIP No. 22674 V100                   13D                    Page 5 of 12 Pages
--------------------                                          ------------------

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                                                                  Peter Kellner
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
                                                                         WC, PF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(D) OR 2(E)                                               [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                  United States
--------------------------------------------------------------------------------
  NUMBER OF       7        SOLE VOTING POWER

   SHARES                                     1,272,259 shares of Common Stock*
                  --------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER

  OWNED BY                                     2,180,969 shares of Common Stock
                  --------------------------------------------------------------
    EACH          9        SOLE DISPOSITIVE POWER

  REPORTING                                   1,272,259 shares of Common Stock*
                  --------------------------------------------------------------
   PERSON         10       SHARED DISPOSITIVE POWER

    WITH                                       2,180,969 shares of Common Stock
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                              3,453,228 shares of Common Stock*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)                                           [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                       16.79%**
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)

                                                                             IN
--------------------------------------------------------------------------------

* See attached disclosure for description of beneficial ownership.

** Based on 20,570,284 outstanding shares of Common Stock of the Issuer, as disclosed in its Form 10-Q for the fiscal quarter ended September 30, 2003.

                               Page 5 of 12 Pages

--------------------                                          ------------------
CUSIP No. 22674 V100                   13D                    Page 6 of 12 Pages
--------------------                                          ------------------

1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                                                                 Matthew Hobart
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
                                                                         WC, PF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(D) OR 2(E)                                               [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                  United States
--------------------------------------------------------------------------------
  NUMBER OF       7        SOLE VOTING POWER

   SHARES                                       134,925 shares of Common Stock*
                  --------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER

  OWNED BY                                    2,180,969 shares of Common Stock*
                  --------------------------------------------------------------
    EACH          9        SOLE DISPOSITIVE POWER

  REPORTING                                     134,925 shares of Common Stock*
                  --------------------------------------------------------------
   PERSON         10       SHARED DISPOSITIVE POWER

    WITH                                      2,180,969 shares of Common Stock*
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                              2,315,894 shares of Common Stock*
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)                                           [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                         11.26%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)

                                                                             IN
--------------------------------------------------------------------------------

* See attached disclosure for description of beneficial ownership.

** Based on 20,570,284 outstanding shares of Common Stock of the Issuer, as disclosed in its Form 10-Q for the fiscal quarter ended September 30, 2003.

                               Page 6 of 12 Pages

         This Amendment Number 1 to Schedule 13D is filed by Peter Kellner ("Kellner") an individual, Vectis CP Holdings, LLC, a Delaware limited liability company ("VPCH"), Vectis-K1, LLC, a Delaware limited liability company ("K1"), Vectis Group, LLC, a Delaware limited liability company ("VG") and Matthew Hobart, an individual ("Hobart" and, collectively with Kellner, VPCH, K1 and VG, the "Reporting Persons"). Capitalized terms used herein but not defined shall have the meaning ascribed thereto in the Schedule 13D dated August 8, 2003, filed by the Reporting Persons (the "Initial Schedule 13D"). This Amendment No. 1 to Schedule 13D hereby amends and supplements the Initial Schedule 13D. All items not described herein remain as previously reported in the Initial Schedule 13D.

                               Page 7 of 12 Pages

         ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The options and shares of Common Stock of Kellner are held for the account of either Kellner personally or for Richmond I, LLC ("Richmond"), a limited liability company over which Kellner has dispositive and voting power. These shares of Common Stock have been acquired with Kellner's and his family's personal funds.

         The securities of the Issuer held by each of the Reporting Persons have been acquired for investment purposes.

         ITEM 4.      PURPOSE OF TRANSACTION.

         This Amendment to Schedule 13D has been filed to report a change in the ownership of Kellner, Richmond and Hobart.

         Kellner acquired 170,000 shares of Common Stock at a purchase price of $1.6602 per share on January 9, 2004 and 5,700 shares of Common Stock at a purchase price of $1.56 per share on January 8, 2004. Richmond acquired 77,680 shares of Common Stock at a purchase price of $1.7081 per share on January 14, 2004, 112,256 shares of Common Stock at a purchase price of $1.7166 per share on January 12, 2004 and 84,700 shares of Common Stock at a purchase price of $1.6927 per share on January 9, 2004.

         Hobart acquired 500 shares of Common Stock on October 31, 2003 at a purchase price of $1.836 per share under the Company's employee stock purchase plan and on November 20, 2003 disposed of 862 shares of Common Stock at a sale price of $2.39 per share, 270 shares of Common Stock at a sale price of $2.36 per share and 3,100 shares of Common Stock at a sale price of $2.38 per share.

         The shares of Common Stock disclosed above have been acquired for investment purposes. None of the other Reporting Persons have acquired or disposed of any shares of Common Stock of the Issuer since the date of filing of the Initial Schedule 13D.

                               Page 8 of 12 Pages

         The Reporting Persons continue to hold the securities of the Issuer for investment purposes only and have no present intention of changing or influencing the control of the Issuer.

         Other than as described in the Initial Schedule 13D with respect to conversion or exercise privileges, the Reporting Persons do not have any plan or proposal that relates to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.

         Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

                               Page 9 of 12 Pages

         ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

         (a) Please see the cover page to this Amendment No. 1 to Schedule 13D for the beneficial ownership of the Reporting Persons.

         (b) By virtue of their potential status as a "group" for purposes of Rule 13d-5, each of the members of the Reporting Group may be deemed to have shared voting and dispositive power over the shares owned by other members. Neither the filing of this Amendment No. 1 to Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any securities of the Issuer referred to in this Amendment No. 1 to Schedule 13D for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

         (c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

         (d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons and Richmond have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

         (e)      Inapplicable.

                               Page 10 of 12 Pages

         ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

                                Not Applicable.




                              Page 11 of 12 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 21, 2004



                                                 PETER KELLNER


                                                 /s/ Peter Kellner
                                                 -------------------------------
                                                 Name:      Peter Kellner

                                                 VECTIS GROUP, LLC


                                                 By: /s/ Matthew Hobart
                                                 -------------------------------
                                                 Name:      Matthew Hobart
                                                 Its:       Managing Member

                                                 VECTIS-K1, LLC


                                                 By: /s/ Matthew Hobart
                                                 -------------------------------
                                                 Name:      Matthew Hobart
                                                 Its:       Managing Member

                                                 VECTIS CP HOLDINGS, LLC
                                                 BY: VECTIS GROUP, LLC,
                                                 ITS MANAGING MEMBER


                                                 By: /s/ Matthew Hobart
                                                 -------------------------------
                                                 Name:      Matthew Hobart
                                                 Its:       Managing Member

                                                 MATTHEW HOBART


                                                 Matthew Hobart
                                                 -------------------------------
                                                 Name:      Matthew Hobart

                               Page 12 of 12 Pages